OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44508

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Newport Group Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Primera Blvd., Suite 200
(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa Sherrard	(407) 531- 5679	teresa.sherrard@newportgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza, Ste 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teresa J. Sherrard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Newport Group Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Gunnar Rodgers
My Commission HH 044335
Expires 09/20/2024

Signature: Teresa J. Sherrard

Title: FINOP 3/9/2023

Gunnar Rodgers
Notary Public 3/9/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Mercury Parent Holdings, Inc. and Shareholder of
Newport Group Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2023.

New York, New York
March 9, 2023

NEWPORT GROUP SECURITIES, INC.

Statement of Financial Condition

		December 31, 2022
ASSETS		
Cash	$	14,059,196
Accounts receivable, net of allowance for credit losses of $286,523		1,028,500
Unbilled revenues		3,810,929
Prepaid expenses		84,801
Deferred income taxes		71,549
TOTAL ASSETS	**$**	**19,054,975**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to related parties	$	8,920,377
Accounts payable and accrued expenses		2,370,941
Deferred revenues		716,820
Other liabilities		732,503
Total liabilities		12,740,641
Commitments and contingencies (Note 6)		
STOCKHOLDER'S EQUITY		
Common stock ($1.00 par value; 2,000 shares authorized, 100 shares issued and outstanding)		100
Paid-in capital		1,145,230
Retained earnings		5,169,004
Total stockholder's equity		6,314,334
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$**	**19,054,975**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operation

Newport Group Securities, Inc. (the "Company") is a registered broker-dealer and investment advisor with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), an indirect wholly-owned subsidiary of Ascensus Group, LLC ("Ascensus") and incorporated in Delaware. Ascensus is an indirect wholly-owned subsidiary of Mercury Parent Holdings, Inc., ("Ultimate Parent"). The Company was formerly an indirectly wholly-owned subsidiary of Newport Holdings, L.P., which was merged into an indirectly wholly-owned subsidiary of the Ultimate Parent during 2022.

The Company operates within the exemption provisions of Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof. When acting as a broker-dealer, the Company's marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on investment strategies. The Company's marketing and sales activities are conducted on a nation-wide basis for both its insurance and consulting services. In performing insurance services, the Company acts as an intermediary in the placement of effective insurance policies with nationally recognized insurance carriers. The Company also provides investment consulting services for corporations.

The Company has related-party transactions with Newport Group Holdings I, Inc. ("NGHI"), and affiliates Newport Group, Inc. ("NGI") and Newport Group Consulting, LLC ("NGC"). All of these entities are indirect wholly-owned subsidiaries of Ascensus. Refer to Note 3 *Related Party Transactions.*

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition. Actual results could differ from these estimates. The Company considers its critical accounting estimate to include income taxes.

Cash

Cash primarily includes interest-earning deposits held at financial institutions that may exceed federally insured limits. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables

Accounts receivable and unbilled revenues primarily consist of commissions and service administrative fees for insurance policies and investment consulting fees. Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management will establish an allowance for credit losses on its accounts receivable to reflect management's best estimate of expected recovery when collection appears uncertain. As of December 31, 2022, there were immaterial accounts written off during the year.

Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, and formerly, Newport Group Holdings II, Inc. ("NGHII"), as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the Statement of Financial Condition and the tax basis of assets and liabilities. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts as of each year end, basis on enacted tax laws and applicable rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current taxes are recorded as due to or due from related parties on the accompanying Statement of Financial Condition.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the Statement of Financial Condition is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income taxes.

New Accounting Standards

The Company considered the applicability and impact of all accounting standard updates. As of December 31, 2022, there were no recently issued standards adopted and there are no pending accounting standards updates that are expected to have a material impact on the Company.

Note 3: Related-Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Refer to Note 1 *Organization and Operation.* Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

Due to related parties, net on the accompanying Statement of Financial Condition primarily includes the amount due to NGI of $6,722,734. The Company will settle these amounts during the year ended December 31, 2023. The Company maintains an administrative services agreement with NGI. Under the arrangement, the Company pays NGI a service fee for all costs incurred by NGI including costs associated with sharing its resources with the Company and making its personnel available to perform the obligations set forth in the contract. NGI will provide the Company with professional support services it may require while conducting and administering its operating, including but not limited to: executive, administrative, accounting, clerical, legal and sales services. The agreement is continual unless terminated by either party upon written notice or mutual consent.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2022, the Company had net capital of $1,536,273 which was $686,897 in excess of its required minimum net capital of $849,376. The Company's net capital ratio was 0.12 to 1.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, and formerly, NGHII, as well as certain combined or unitary state income or franchise tax returns. A final consolidated federal income tax return resulted from the acquisition of NGHII for the period beginning January 1, 2022 and ending on the acquisition date. The Company's tax obligations are determined as if the Company was filing a separate U.S. income tax return as well as separate state and local tax returns, therefore tax amounts reported in the Statement of Financial Condition reflect a full calendar year consistent with GAAP reporting requirements.

The following table sets forth the tax effects of temporary differences that give rise to significant components of the Company's net deferred tax assets and liabilities as of December 31, 2022:

Deferred tax assets		
Provision for allowance for credit losses	$	71,549
Total deferred tax assets	**$**	**71,549**

The Company had no uncertain tax positions as of December 31, 2022, and with few exceptions, the Company is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2018. Separate company income taxes accrued by the Company as of December 31, 2022 are included in due to related parties on the accompanying Statement of Financial Condition.

Note 6: Commitments and Contingencies

Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims from time to time. At this time, the Company is not aware of any active legal proceedings or claims.

The Company recognizes liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings.

Note 7: Subsequent Events

During the first quarter of 2023, management approved a plan to merge the Company with another indirect wholly-owned subsidiary of the Ultimate Parent and is also a registered broker-dealer with the SEC and a member of FINRA. This transaction is expected to be completed during the year ended December 31, 2023 pending regulatory approval.